SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC  20549


                                 FORM 11-K


               FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE
                   PLAN PURSUANT TO SECTION 15(D) OF THE
                      SECURITIES EXCHANGE ACT OF 1934



      [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                For the fiscal year ended December 31, 1996

      [  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                       Commission file number 1-3551



          EQUITABLE RESOURCES, INC. EMPLOYEE STOCK PURCHASE PLAN

             (Full title of the Plan and address of the Plan, if different from that of the issuer named below)




                         EQUITABLE RESOURCES, INC.

                       420 Boulevard of the Allies,
                      Pittsburgh, Pennsylvania  15219


            (Name of issuer of the securities held pursuant to the
             plan and the address of principal executive office)

                                    SIGNATURE






      Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.









                                               EQUITABLE RESOURCES, INC.
                                             EMPLOYEE STOCK PURCHASE PLAN
                                        --------------------------------------
                                                    (Name of Plan)




                                   By         /s/ Gregory R. Spencer
                                        --------------------------------------
                                                  Gregory R. Spencer
                                                  Vice President and
                                             Chief Administrative Officer





March 20, 1997

                         REPORT OF INDEPENDENT AUDITORS




Administrative Committee
Equitable Resources, Inc. Employee Stock Purchase Plan


      We have audited the accompanying statements of net assets available for plan benefits of the Equitable Resources, Inc. Employee Stock Purchase Plan (the
Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 1996 and for the period October 1, 1995 (Date of Inception) to December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the year ended December 31, 1996 and for the period October 1, 1995 (Date of Inception) to December 31, 1995, in conformity with generally accepted accounting principles.





                                                /s/ Ernst & Young LLP
                                             ------------------------------
                                                    Ernst & Young LLP


Pittsburgh, Pennsylvania
February 28, 1997

                          EQUITABLE RESOURCES, INC.
                          EMPLOYEE STOCK PURCHASE PLAN
             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                         December 31,
                                                   1996               1995
                                               ----------          ---------
Cash                                           $   29,932          $  15,355


Investment in Equitable Resources, Inc.
   Common Stock
     (12,734 and 781 shares in
      1996 and 1995, respectively)                378,837             24,406

Contribution Receivable - Employer                  3,036              1,773
                                               ----------          ---------

Net Assets Available for Plan Benefits         $  411,805          $  41,534
                                               ==========          =========



                           See accompanying notes.

                          EQUITABLE RESOURCES, INC.

                          EMPLOYEE STOCK PURCHASE PLAN
       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                             Period October 1,
                                                               1995 (Date of
                                             Year Ended        Inception) to
                                            December 31,        December 31,
                                                1996                1995
                                            ------------     -----------------

Additions to net assets attributed to:
   Contributions:
     Employer                               $    36,041         $    4,430
     Employee                                   319,946             36,519
   Dividend income                                7,828                  0
   Realized gain on sale of investments              40                  0
   Unrealized gain on investments                 6,743                585
                                            -----------         ----------

       Total additions                          370,598             41,534

Deductions to net assets attributed to:
   Employee withdrawals                             327                  0
                                            -----------         ----------

       Total deductions                             327                  0

Net increase in net assets available for
   plan benefits                                370,271             41,534

Net assets available for plan benefits:
   At beginning of period                        41,534                  0
                                            -----------         ----------

   At end of period                         $   411,805         $   41,534
                                            ===========         ==========

                           See accompanying notes.

                        EQUITABLE RESOURCES, INC.

                      EMPLOYEE STOCK PURCHASE PLAN
               NOTES TO FINANCIAL STATEMENTS FOR THE YEAR
                        ENDING DECEMBER 31, 1996


1.    Description of the Plan

      The following description of the Equitable Resources, Inc. Employee Stock Purchase Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      General

      The Plan is an employee stock purchase plan implemented on October 1, 1995 by Equitable Resources, Inc. and subsidiaries (the Company or Companies). Employees of the Company may purchase shares of the Company's common stock at a 10 percent discount through payroll deductions. All non-represented employees of the Companies are eligible to participate in the Plan immediately upon employment. Represented employee eligibility is subject to collective bargaining. At December 31, 1996 and 1995, there were 168 and 83 active participants in the Plan, respectively.

      Contributions and Purchase of Stock

      Eligible employees can contribute from 1 to 10 percent of their annual base pay to the Plan on an after-tax basis. No interest will accrue or be payable with respect to any of the payroll deductions of a participant in the Plan. Contributions are initially deposited with Putnam Investments (Trustee) and are used to purchase shares of the Company's common stock in accordance with the provisions set forth in the Plan agreement.

      The price of stock purchased for a participant is 90% of the closing price of the stock on the second business day after the close of each monthly period. The initial monthly period of the Plan began on October 1, 1995. The Plan holds contributions as cash pending the purchase of shares of the Company's common stock.

      The Company contributes the remaining 10 percent of the stock price and pays fees for the administration of the Plan and any commission charges associated with the purchase of the stock.

      Dividends on Stock

      Dividends on stock are automatically used to purchase additional shares for all participants. Participants may, however, make a written request to receive a cash distribution of dividend payments.

      Sale of Stock

      Participants are required to hold any shares purchased through the Plan for a minimum of one year. Participants may elect withdrawals, subject to the holding period restriction, of shares of stock or cash from the proceeds of sale of shares. Participants are responsible for all costs associated with the sale of stock from their individual accounts.

      Termination of Employment

      Upon termination of the participant's employment for any reason, payroll deductions credited to the participant's account(s) which have not yet been used to purchase stock will be returned to the participant. The participant has the option of either selling the total number of shares in their account or receiving a certificate for their holdings until a future time of sale. Terminated participants are not permitted to purchase shares through the Plan.

2.    Summary of Significant Accounting Policies

      Investments

      The Equitable Resources, Inc. common stock is valued at market price as quoted on the New York Stock Exchange.

      Investments at December 31, 1996 and 1995 are comprised of Equitable Resources, Inc. Common Stock:

                                          Fair       Original    Unrealized
                           Shares         Value        Cost     Appreciation


          1996             12,734      $ 378,837    $ 371,509     $   7,328

          1995                781      $  24,406    $  23,821     $     585

      Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.    Plan Termination

      Although it has not expressed any intent to do so, the Company has the right to terminate or to amend the Plan at any time. Upon dissolution or liquidation of the Company, or upon a reorganization, merger or consolidation of which the Company is not the surviving corporation, participants will be entitled to receive on the last day of the offering period the cash and/or securities determined to be owed as of the date of such transaction.

4.    Income Tax Status of Plan

      It is the intention of the Company to have the Plan qualify under Section 423 of the Internal Revenue Code. The provisions of the Plan have been construed to extend and limit participation in a manner consistent with the requirements of that section of the Code.

5.    Federal Income Tax Status - Employee

      In general, a participant is subject to federal and, in certain instances, state income taxes on all dividends, in addition to the gains (losses) realized resulting from the sale of the stock.